SNIPP INTERACTIVE INC.

SNIPP SIGNS PILOT CONTRACT TO EXPAND RELATIONSHIP WITH ONE

OF THE WORLD'S LARGEST BEAUTY PRODUCTS COMPANY

September 27, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX V: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has signed a three-month pilot agreement with the European corporate headquarters of the world leader in beauty products - makeup, cosmetics, haircare and perfume (the “Customer”). Under this agreement Snipp will roll out SnippCheck, its proprietary receipt processing technology solution to validate purchases and drive engagement and sales for the Customer’s brands in the European Union. The Customer has a presence in 130 countries and owns over 30 different brands across the luxury, consumer products and professional products sectors.

The Customer signed this pilot based on the success of multiple programs previously run on the Snipp platform in the U.S. market. Snipp has run a number of programs across their portfolio of brands on the SnippCheck and SnippRewards platforms in the U.S. These programs have included gift-with-purchase, sweepstakes and retailer specific promotions.

“This is another strong vote of confidence from an existing Fortune 500 customer based on the value of our technology platform and marketing solutions,” commented Atul Sabharwal, Snipp Chief Executive Officer. “We look forward to implementing our solutions for this cosmetics giant in the European market and eventually beyond. Europe is virtually untapped territory for us and we see tremendous potential for growth as our programs become more familiar in the European marketplace. As more of our global multinational clients recognize the global applicability of our platform, we are confident that we can replicate in other markets for these same clients, the success that our U.S. programs have experienced in driving improvements in sales and customer engagement.”

Visit the Snipp website at http://www.snipp.com/ for examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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